

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail
Mark Volchek
Chief Executive Officer
Higher One Holdings, Inc.
115 Munson St.
New Haven, CT 06511

> **Re:**   **Higher One Holdings, Inc.**
> **Form 8-K/A filed July 23, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 8, 2013**
> **File No. 1-34779**

Dear Mr. Volchek:

We have reviewed your response dated August 5, 2013, Form 8-K/A filed July 23, 2013 and Form 10-Q for the Quarter Ended June 30, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed July 23, 2013

1. We note that you provided one year of audited Campus Solutions financial statements under Rule 3-05 of Regulation S-X. Considering Campus Solutions' total assets exceeded your total assets as of December 31, 2012, please tell us why you did not present two years of audited financial statements as required under Rule 3-05(b)(2)(iv) of Regulation S-X. In doing so, tell us why you believe, as it appears from your disclosure in Note 3 of the pro forma financial statements, the $185.1 million of restricted cash and escrow liabilities arising from customer deposits should be excluded in conducting the asset significance test.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

2. We note your disclosure in Note 8 on page 10 that you excluded $69 million of restricted cash and an offsetting escrow liability from your June 30, 2013 financial statements. We also note you excluded $185.1 million of such amounts from your December 31, 2012 pro forma financial statements included in your Form 8-K/A filed July 23, 2013. In your response, please explain how you determined that these amounts should not be reflected in your financial statements.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief